FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

For the month of July 2004 (No. 2)

                            TOWER SEMICONDUCTOR LTD.
                 (Translation of registrant's name into English)

                          Ramat Gavriel Industrial Park
                          P.O. Box 619, Migdal Haemek,
                            Israel 23105 (Address of
                          principal executive offices)

      Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F |X|   Form 40-F |_|

      Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes |_|  No |X|

      On July 21, 2004, the Registrant announced its financial results for the six month and three month periods ended June 30, 2004. Attached hereto as
Exhibit 99.1 is the press release relating to such announcement and attached hereto as Exhibit 99.2 are the Registrant's unaudited condensed interim consolidated financial statements for the six month and three month periods ended June 30, 2004.

      This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TOWER SEMICONDUCTOR LTD.


Date: July 21, 2004                     By: /s/ Tamar Cohen
                                           -------------------------------------
                                           Name:  Tamar Cohen
                                           Title: Corporate Secretary